EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and has not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$15,329	$20,543	$51,092	$57,873
Add: Fixed charges, net	20,194	15,703	56,270	45,184
Income before income taxes and fixed charges, net	$35,523	$36,246	$107,362	$103,057
Fixed charges
Interest expense	$19,596	$15,171	$54,494	$43,504
One-third of rental expense	598	532	1,776	1,680
Interest on unrecognized tax benefits	—	—	—	—
Total fixed charges	$20,194	$15,703	$56,270	$45,184
Ratio of Earnings to Fixed Charges	1.76	2.31	1.91	2.28

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$15,329	$20,543	$51,092	$57,873
Add: Fixed charges, net	6,833	6,295	20,160	16,760
Income before income taxes and fixed charges, net	$22,162	$26,838	$71,252	$74,633
Fixed charges
Interest expense (excluding deposits)	6,235	5,763	18,384	15,080
One-third of rental expense	598	532	1,776	1,680
Interest on unrecognized tax benefits	—	—	—	—
Total fixed charges	$6,833	$6,295	$20,160	$16,760
Ratio of Earnings to Fixed Charges	3.24	4.26	3.53	4.45